EXHIBIT 8.1

List of Subsidiaries of the Company

Name	Jurisdiction of Incorporation
CryptoLogic Callco ULC	Nova Scotia, Canada
CryptoLogic Exchange Corporation	Ontario, Canada
CryptoLogic Asia Pacific Pte Ltd.	Singapore
CryptoLogic Inc.	Ontario, Canada
WagerLogic Limited	Cyprus
Ads Dot Com Limited	U.K.
E-Cash Direct (U.K.) Limited	U.K.